Exhibit 99.5
Notice of Availability of Proxy Materials
for Mind Medicine (MindMed) Inc. Annual and Special Meeting
Meeting Date and Time: May 27, 2021 at 2:00 p.m. Eastern Time
Location: https://web.lumiagm.com/299193020

Please be advised that the proxy materials for the above noted securityholder meeting are available for viewing and downloading online. This document provides an overview of these materials, but you are reminded to access and review the information circular and other proxy materials available online prior to voting. These materials are available at:
https://odysseytrust.com/client/mindmedicine
OR
www.sedar.com

Obtaining Paper Copies of the Proxy Materials
Securityholders may request to receive paper copies of the proxy materials related to the above referenced meeting by mail at no cost. Requests for paper copies must be received by May 17, 2021 in order to receive the paper copy in advance of the meeting. Shareholders may request to receive a paper copy of the proxy materials for up to one year from the date such materials were filed on www.sedar.com.
For more information regarding notice-and-access or to obtain a paper copy of the proxy materials, you may contact our transfer agent, Odyssey Trust Company, via www.odysseycontact.com or by phone at 1-888-290-1175 (toll-free within North America) or 1-587-885-0960 (direct from outside North America).

Notice of Meeting
The resolutions to be voted on at the meeting are listed below, along with the sections of the information circular where disclosure regarding each resolution can be found.
1.
Fixing Number of Directors — MATTERS TO BE ACTED UPON AT THE MEETING

2.
Election of Directors — MATTERS TO BE ACTED UPON AT THE MEETING

3.
Appointment and Remuneration of Auditors — MATTERS TO BE ACTED UPON AT THE MEETING

4.
Adoption of Amended and Restated Articles — MATTERS TO BE ACTED UPON AT THE MEETING

5.
Increase in Shares Reserved Under Compensation Plans — MATTERS TO BE ACTED UPON AT THE MEETING

Voting
To vote your securities, please refer to the instructions on the enclosed Proxy or Voting Instruction Form. Your Proxy or Voting Instruction Form must be received by May 25, 2021 at 2:00 p.m. (Eastern Time).

Stratification
The Issuer is providing paper copies of its management information circular only to those registered shareholders and beneficial shareholders that have previously requested to receive paper materials.
Annual Financial Statements
The Issuer is providing paper copies or emailing electronic copies of its annual financial statements to registered shareholders and beneficial shareholders that have opted to receive annual financial statements and have indicated a preference for either delivery method.